UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2021

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Patterson Ave., Richmond, Virginia, 23221
(Full mailing address of principal executive offices)

804-510-0638
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

ITEM 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since its formation June 16, 2020, VV Markets, a Delaware series limited liability company (“VV Markets”, “we”, “us”, “our”, or “the Company”), has been engaged primarily in acquiring and managing investment grade collectible wines and spirits for the benefit of the investors. Vinvesto, Inc. d/b/a Vint is the manager of our company (“our Manager”) and serves as the manager for each series. We offer and sell interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series. The sole assets of any given series at the time of an offering are the underlying assets related to such series.

We are devoting substantially all our efforts to establishing our business. As such, and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our organizational structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the managers ability to:

-continue to source high quality Underlying Assets at reasonable prices to securitize through the Platform

-market the Platform and the offerings in individual series of the Company and attract investors to the Platform to acquire the interests issued by series of the Company;

-continue to develop the Platform and provide the information and technology infrastructure to support the issuance of interests in series of the Company; and

-find operating partners to manage the collections of wine & spirits.

As at June 30, 2021, the following series have been authorized by the Company:

Series Table
Series Name	Qualification Date	Underlying Assets	Status
VV-0001	4/26/21	California Collection	Closed
VV-PNST	8/5/2021	Laurent Ponsot Collection	Closed
VV-SUPR	8/5/2021	Super Tuscan Collection	Closed
VV-STEML	8/5/2021	St. Emilion Collection	Closed
VV-CHAM	8/5/2021	Champagne Collection	Closed

Operating Results

During the first six months of 2021, the Company has authorized six (6) series. Due to the structure of the Company and its business, it does not receive revenues or incur expenses. Revenues and expenses are received or incurred at the level of each series or within the Company’s Manager, Vinvesto, Inc. (the “Manager”). During the first six months of 2021, the Manager received total sourcing & acquisition fees. These fees, in turn, are used to pay the expenses of the Manager and the Company as well as certain expenses of each of the series. Any return to investors in a series will be based, in large part, upon the sale of the Underlying Asset in that series.

Revenues

Revenues are generated at the Series level. As of June 30, 2021, the Series have not generated any revenue. Our Series are not expected to generate any revenue until 2022.

Operating Expenses

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager to the Company and the individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any operating deficits through additional capital contributions or the issuance of additional Interests in any individual Series, as required. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

Operating Expenses	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
Acquisition Expenses	$2,148	$-
Sourcing Fee	$2,891	$-
Total Operating Expenses	$5,039	$-

During the six months ended June 30, 2021, each individual series listed in the table below became responsible for its own operating expenses at the close of its respective offering. Pre-closing operating expenses of a Series were incurred on the books of the Company, and post-closing operating expenses of a Series were incurred and recorded on the books of the Series. Our Manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each Series offering. See the Offering Statement for additional information regarding the payment of operating expenses. The following table summarizes the operating expenses by the Series which have completed their offerings:

Acquisition Expenses	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
Series VV-0001	$2,148	$-
Series VV-PNST	$-	$-
Series VV-SUPR	$-	$-
Series VV-STEML	$-	$-
Series VV-CHAM	$-	$-
Total Acquisition Expenses	$2,148	$-

Sourcing Fee	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
Series VV-0001	$2,891	$-
Series VV-PNST	$-	$-
Series VV-SUPR	$-	$-
Series VV-STEML	$-	$-
Series VV-CHAM	$-	$-
Total Sourcing Fee	$2,891	$-

Other Expenses

We incurred no other expenses for the six months ended June 30, 2021, as compared to $0 for the six months ended June 30, 2020.

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $5,039 for the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, our Company and each Series have financed their business activities through capital contributions to the Company and individual Series from our Manager. Our Company and each Series expect to continue to have access to capital financing from our Manager going forward. However, there is no obligation or assurance that our Manager will provide such required capital. Until such time as the Series have the capacity to generate cash flows from operations, our Manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of our Manager. There can be no assurance that our Manager will continue to fund such expenses. These factors raise substantial doubt about our Company’s ability to continue as a going concern for the twelve months following the date of this filing.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series. However, there is currently no trading platform for our interests. We may design an interface on the Vint Platform to enable investors to indicate interest in buying/selling their holdings to help facilitate additional liquidity for investors. However, no such interface has been developed and would require the assistance of a third-party broker-dealer or the association with an ATS. Any trading platform would be subject to approval and all trades would be subject to restrictions under state and federal securities law and the transfer restrictions included in our operating agreement, which may limit access to the trading platform for some investors

Cash and Cash Equivalent Balances

As of June 30, 2021, the Company had $0 in cash or cash equivalents. The following table summarizes the cash and cash equivalents by series:

Series	Six Month Period Ended June 30, 2021	Six Month Period Ended June 30, 2020
Series VV-0001	$-	$-
Series VV-PNST	$-	$-
Series VV-SUPR	$-	$-
Series VV-STEML	$-	$-
Series VV-CHAM	$-	$-
Total Cash Equivalents	$-	$-

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trends

Subsequent to June 30th, 2021, we launched offerings for an additional eight series. We plan to launch additional offerings of various series in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional wine & spirits collections, which we anticipate will enable the Company to reduce operating expenses for each series.

ITEM 2.  OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U as of the date of this report.

Item 3. Financial Statements

Pursuant to Securities Act Rule 257(b)(3), VV Markets, LLC (the “Company”) hereby files the unaudited interim financial statements covering the six-month period ended June 30, 2021. The unaudited interim statements may not include year-end adjustments necessary to make those financial statements comparable to audited results. In the opinion of management, all adjustments necessary to make the unaudited interim financial statements not misleading have been included.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements for the Period from January 1, 2021 to June 30, 2021 (Unaudited)

Consolidated Balance Sheets as of June 30, 2021 (Unaudited) and December 31, 2020 (Audited)

Consolidated Statements of Operations for the Six Months Ended June 30, 2021 (Unaudited) And December 31, 2020 (Audited)

Consolidated Statements of Changes in Members’ Equity for the Period from December 31, 2020 to June 30, 2021 (Unaudited)

Consolidated Statement Of Cash Flow for The Six Months Ended June 30, 2021 (Unaudited) And December 31, 2020 (Audited)

Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2021 (Unaudited)

VV Markets, LLC

Consolidated Balance Sheet (unaudited)

As of June 30, 2021

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
ASSETS
Current Assets
Cash and cash equivalents	$0	$0	$0	$0	$0
Total Current Assets	$0	$0	$0	$0	$0

Non-Current Assets
Collectible Assets (see Note 2)	$40,961	$0	$0	$0	$0
Total Non-Current Assets	$40,961

TOTAL ASSETS	$40,961	$0	$0	$0	$0

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities	$0	$0	$0	$0	$0
Total Current Liabilities	$0	$0	$0	$0	$0

Total Liabilities	$0	$0	$0	$0	$0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	$46,000	$0	$0	$0	$0
Accumulated deficit	($5,039)	$0	$0	$0	$0
Total Members' Equity/(Deficit)	$40,961	$0	$0	$0	$0

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$40,961	$0	$0	$0	$0

VV Markets, LLC

Consolidated Balance Sheet (unaudited)

As of December 31, 2020

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
ASSETS
Current Assets
Cash and cash equivalents	$0	$0	$0	$0	$0
Total Current Assets	$0	$0	$0	$0	$0

Non-Current Assets
Collectible Assets (see Note 2)	$0	$0	$0	$0	$0
Total Non-Current Assets	$0

TOTAL ASSETS	$0	$0	$0	$0	$0

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities	$0	$0	$0	$0	$0
Total Current Liabilities	$0	$0	$0	$0	$0

Total Liabilities	$0	$0	$0	$0	$0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	$0	$0	$0	$0	$0
Accumulated deficit	$0	$0	$0	$0	$0
Total Members' Equity/(Deficit)	$0	$0	$0	$0	$0

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$0	$0	$0	$0	$0

VV Markets, LLC

Consolidated Balance Sheet (unaudited)

As of June 30, 2021

Total Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$0
Total Current Assets	$0

Non-Current Assets
Collectible Assets (see Note 2)	$40,961
Total Non-Current Assets	$40,961

TOTAL ASSETS	$40,961

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities	$0
Total Current Liabilities	$0

Total Liabilities	$0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	$46,000
Accumulated deficit	($5,039)
Total Members' Equity/(Deficit)	$40,961

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$40,961

VV Markets, LLC

Consolidated Statement of Operations (unaudited)

For the Six-Month Periods Ended June 30, 2021

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Revenues	$0	$0	$0	$0	$0

Operating Expenses:
General and administrative	($2,148)	$0	$0	$0	$0
Management charges	($2,891)	$0	$0	$0	$0
Total Operating Expenses	($5,039)	$0	$0	$0	$0

Loss from operations

Other Income/(Expense)	$0	$0	$0	$0	$0
Total Other Expenses	$0	$0	$0	$0	$0

Provision for income taxes	$0	$0	$0	$0	$0

Net loss	($5,039)	$0	$0	$0	$0

VV Markets, LLC

Consolidated Statement of Operations

For the Six-Month Periods Ended (Audited) December 31, 2020

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Revenues	$0	$0	$0	$0	$0

Operating Expenses:
General and administrative	$0	$0	$0	$0	$0
Management charges	$0	$0	$0	$0	$0
Total Operating Expenses	$0	$0	$0	$0	$0

Loss from operations

Other Income/(Expense)	$0	$0	$0	$0	$0
Total Other Expenses	$0	$0	$0	$0	$0

Provision for income taxes	$0	$0	$0	$0	$0

Net loss	$0	$0	$0	$0	$0

VV Markets, LLC

Consolidated Statement of Operations

For the Six-Month Periods Ended (Audited) December 31, 2020

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Revenues	$0	$0	$0	$0	$0

Operating Expenses:
General and administrative	$0	$0	$0	$0	$0
Management charges	$0	$0	$0	$0	$0
Total Operating Expenses	$0	$0	$0	$0	$0

Loss from operations

Other Income/(Expense)	$0	$0	$0	$0	$0
Total Other Expenses	$0	$0	$0	$0	$0

Provision for income taxes	$0	$0	$0	$0	$0

Net loss	$0	$0	$0	$0	$0

VV Markets, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM December 31, 2020 (Audited)
TO JUNE 30, 2021 (Unaudited)

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Balance as of December 31, 2020	$0	$0	$0	$0	$0
Net Income/(Loss)	($5,039)	$0	$0	$0	$0
Membership Contributions	$46,000	$0	$0	$0	$0
Membership Distributions	$0	$0	$0	$0	$0
Balance June 30, 2021	$40,961	$0	$0	$0	$0

VV Markets, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM December 31, 2020 (Audited)
TO JUNE 30, 2021 (Unaudited)

Total Consolidated
Balance as of December 31, 2020	$0
Net Income/(Loss)	($5,039)
Membership Contributions	$46,000
Membership Distributions	$0
Balance June 30, 2021	$40,961

VV Markets, LLC

Consolidated Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended June 30, 2021

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Cash flows from operating activities
Net income (loss)	($5,039)	$0	$0	$0	$0
Adjustments to reconcile net income (loss) to net cash	$0
Net cash provided by (used in) operating activities	($5,039)	$0	$0	$0	$0
Cash flows in investing activities

Purchase of collectible asset	($40,961)	$0	$0	$0	$0
Net cash provided by (used in) investing activities	($40,961)	$0	$0	$0	$0
Cash flows from financing activities

Issuance of series subscription	$46,000	$0	$0	$0	$0
Net cash provided by (used in) financing activities	$46,000	$0	$0	$0	$0

Net change in cash		$0	$0	$0	$0
Cash at beginning of period	$0	$0	$0	$0	$0
Cash at end of period	$0	$0	$0	$0	$0

VV Markets, LLC

Consolidated Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended December 31, 2020

	Series VV-0001	Series VV-PNST	Series VV-SUPR	Series VV-STEML	Series VV-CHAM
Cash flows from operating activities
Net income (loss)	$0	$0	$0	$0	$0
Adjustments to reconcile net income (loss) to net cash	$0
Net cash provided by (used in) operating activities	$0	$0	$0	$0	$0
Cash flows in investing activities

Purchase of collectible asset	$0	$0	$0	$0	$0
Net cash provided by (used in) investing activities	$0	$0	$0	$0	$0
Cash flows from financing activities

Issuance of series subscription	$0	$0	$0	$0	$0
Net cash provided by (used in) financing activities	$0	$0	$0	$0	$0

Net change in cash		$0	$0	$0	$0
Cash at beginning of period	$0	$0	$0	$0	$0
Cash at end of period	$0	$0	$0	$0	$0

VV Markets, LLC

Consolidated Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended June 30, 2021

Total Consolidated
Cash flows from operating activities
Net income (loss)	($5,039)
Adjustments to reconcile net income (loss) to net cash	$0
Net cash provided by (used in) operating activities	($5,039)
Cash flows in investing activities

Purchase of collectible asset	($40,961)
Net cash provided by (used in) investing activities	($40,961)
Cash flows from financing activities

Issuance of series subscription	$46,000
Net cash provided by (used in) financing activities	$46,000

Net change in cash
Cash at beginning of period	$0
Cash at end of period	$0

NOTE 1: NATURE OF OPERATIONS

VV Markets, LLC (the “Company”) is a Delaware series limited liability company formed on June 16th, 2020. VinVesto Inc. d/b/a Vint, is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to acquire and manage fine wines, spirits, and other wine related entities. The Company has created and it is expected that the Company will continue to create a number of separate series of interests (the “Series” or “Series of Interests”) and that each collection will be owned by a separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series, but will not be entitled to share in the return of any other Series.

The Company’s managing member is VinVesto, Inc. (the “Manager”). The Manager is a Delaware corporation formed on June 16th, 2020. The Manager is a technology and marketing company that operates the VinVesto platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”).

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company has sold and intends to continue to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a collection of assets, (plus any cash reserves for future operating expenses). All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”). The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law.

OPERATING AGREEMENT

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

After the closing of an offering, each Series is responsible for its own Operating expenses (as defined in Note 2(5)). Prior to the closing, Operating expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating expenses and not seek reimbursement, (b) loan the amount of the Operating expenses to the series and be entitled to reimbursement of such amount from future revenues generated by the series (“Operating expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company or any of the Series have not generated profits since inception. The Company has sustained a $5,039 loss for the period ended June 30, 2021 and, has $40,961 of member’s equity as of June 30, 2021. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests. These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Through June 30, 2021, none of the Series have recorded any revenues. The Company does not expect to generate any revenues for any of the Series in the first year of operations. Each Series will continue to incur Operating expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

From inception through June 30, 2021, VinVesto, Inc. or an affiliate has borne all of the costs of the Company. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating expenses for individual Series at the sole discretion of the Manager.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Offering Expenses

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Wine & Spirits Assets and Other Collectible Assets

The assets are recorded at cost. The cost of the assets includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the assets as long-lived assets, and the assets are subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge may be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the assets. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2021, the Company's total investment in the Wine & Spirits Assets across all Series was $46,000 as detailed in the table below. This is an increase of $46,000 to the total investment as of December 31, 2020, $0.

Series Name	Underlying Assets	Total Investment
Series VV-0001	California Collection	$46,000
Total		$46,000

Operating Expenses

Operating expenses related to a particular collection of assets are costs and expenses attributable the assets of a particular Series and include storage, insurance, transportation, annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. Operating expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating expenses the Manager may (a) pay such Operating expenses and not seek reimbursement, (b) loan the amount of the Operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income Taxes

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides that the Manager with the ability to appoint officers. Officers may also invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by our officers as of this filing.

Series Name	Owner	Quantity	% of Outstanding
VV-0001	Nicholas King*	21	2.1%
VV-0001	Patrick Sanders*	21	2.1%

*Note interests are owned beneficially through the Manager

The Manager or Asset Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the first six months of 2021, the Manager received $2,891 in Sourcing Fees for one (1) Series that were closed.

Year	Series	Cash Fees	Total Cash
2021	VV-0001	$2,891	$2,891

The Manager or Asset Manager also purchases an additional minimum 0.5% interest in the Series for Cash. The following table lists the Managers or Asset Managers shares purchased by Series as of June 30, 2021.

VV Markets, LLC Series	Purchaser	# of Shares	Cash Paid
VV-0001	Vinvesto, Inc.	42	$1,932

NOTE 4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collection of assets and Operating expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collection of assets include the offering expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating expenses the Company distinguishes between Operating expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series. Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collections will be allocated amongst the Series whose underlying assets are part of the commercialization events, based on the value of the underlying assets. No revenues have been generated to date.

Offering expenses, other than those related to the overall business of the Manager (as described in Note 2(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. No offering expenses have been incurred by the Company as of June 30, 2021.

Acquisition expenses are funded by the Manager and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $2,148 in acquisitions expenses at June 30, 2021

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering. The Manager has received $2,891 in sourcing fees.

NOTE 5: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the assets held in that series after deduction of expense allocations and direct expenses attributable to the assets, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the assets will be liquidated, and proceeds distributed as follows:

(i)first, to any third-party creditors;

(ii)second, to any creditors that are the Manager or its affiliates;

(iii)third, 100% to the Interest holder of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution.

NOTE 6: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2021.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 1, 2021. The four (4) Series that were authorized prior to June 30, 2021, but not yet sold out. Series VV-PNST, Series VV-SUPR, Series VV-STEML, and Series VV-CHAM have been sold out and closed. The Company will have offering circulars in the future and continue to close IPO’s and offer assets for sale.

Item 4 – EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Certificate of Formation of VV Markets, LLC*
2.2	Limited Liability Company Agreement of VV Markets LLC*
3.1	Series Designation for Series VV-0001 Interests*
3.2	Series Designation for Series VV PNST Interests*
3.3	Series Designation for Series VV-SUPR Interests*
3.4	Series Designation for Series VV-STEML Interests*
3.5	Series Designation for Series VV-MACAL Interests*
3.6	Series Designation for Series VV-BOWCK Interests*
3.7	Series Designation for Series VV-FUTUR Interests*
3.8	Series Designation for Series VV-BDX Interests*
3.9	Series Designation for Series VV-SPAN Interests*
4.1	Form of Subscription Agreement Interests*
6.1	Management Services Agreement, dated July 1, 2020, between VV Markets, LLC and VinVesto, Inc. *
6.2	Purchase and Sale Agreement, dated September 1, 2020 between VinVesto, Inc. and VV Markets, LLC.*
6.3	Software and Services License Agreement dated December 20, 2020 between VinVesto, Inc and North Capital Investment Technology Inc.*
6.4	Receipt*
6.5	Receipt *
6.6	Receipt*
6.7	Storage Agreement dated January 19, 2021 between VV Markets, LLC and Domain DC Storage.*
6.8	Form Purchase Option Agreement*
6.9	VV-MACAL Purchase Option Agreement*
6.10	VV-BOWCK Purchase Option Agreement*
6.11	VV-FUTUR Purchase Option Agreement*
6.12	VV-BDX Purchase Option Agreement*
6.13	VV-SPAN Purchase Option Agreement*

* Previously provided

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 4, 2021.

VV MARKETS, LLC
By:	VINVESTO, Inc., its managing member

By:	/s/ NICK KING
Nick King Chief Executive Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Nick King	Chief Executive Officer and Director of VinVesto, Inc.	October 4, 2021
Nick King	(principal executive officer and principal financial and accounting officer)

VinVesto, Inc.	Managing Member	October 4, 2021

By:	/s/ Nick King
Name: Nick King
Title: Chief Executive Officer